BENACO, INC.

K Červenemu Vrchu 845/2b, Apt. 223

Prague 6, Czech Republic 160 00

Tel. 011-420-77777-2181

June 28, 2011

Ms. Lisa Kohl or Ms. Catherine T. Brown

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Benaco, Inc.

Registration Statement on Form S-1/A

Filed on June 21, 2011

Filing No. 333-173476

Dear Ms. Kohl and Ms. Brown:

This letter shall serve as the request of Benaco, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Friday, July 1, 2011, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/S/ Natalia Belykh

Natalia Belykh, President